

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

Via E-mail
David R. Stern
Executive Vice President – Chief Financial Officer
The Pep Boys - Manny, Moe & Jack
3111 W. Allegheny Ave.
Philadelphia, PA 19132

> **Re: The Pep Boys – Manny, Moe & Jack**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 18, 2013**
> **Response dated February 4, 2014**
> **File No. 1-03381**

Dear Mr. Stern:

We have reviewed your response dated February 4, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Executive Overview, page 19

1. We note as part of your response to comment 1 in our letter dated January 28, 2014 that you consider "grand re-openings essentially a marketing event" that do not impact your calculation of comparable store sales. Please tell us more about what you mean by "essentially a marketing event." Also, please tell us whether a store is closed to the public, and if so for how long, just prior to a grand re-opening. If a store is closed just prior to a grand re-opening, please also elaborate on why you do not reset the operational calendar for the purposes of calculating your comparable store sales.

Results of Operations, page 20

2. We note your response to comment 2 in our letter dated January 28, 2014. Please elaborate on why you believe quantifying the metric of "lower customer counts" and "average transaction amount per customer" is not as material as the narrative reasons you provide in your filing. Please also tell us if management utilizes the quantified metrics as part of their evaluation of the company's financial condition, changes in financial condition and results of operations.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief